EXHIBIT INDEX

Exhibit A:     Attachment to item 77O:
   Transactions effected pursuant to Rule 10f-3

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Exhibit A:


The following transactions under rule 10f-3 of the Investment Company Act of 1940 with respect to American
Skandia Advisor Funds, Inc. were inadvertently not included in the prior N-SAR due to a reporting error.

On August 19, 1998, the ASAF American Century Strategic Balanced Fund purchased $200,000 par value of Case Equipment Loan Trust's collateralized mortgage obligations from Smith Barney in an underwritten offering of $134,797,000 in which J.P. Morgan Securities, Inc., an affiliate of the Fund's sub-adviser, was a member of the selling syndicate. In addition to Smith Barney and J.P. Morgan Securities, Inc., the underwriting syndicate also consisted of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston, First Union, and NationsBanc. The Fund purchased the security at the public offering price.

The Investment Manager obtained information from the Fund's Sub-advisor about the transaction's compliance with rule 10f-3 under the Investment Company Act of 1940 and the Registrant's rule 10f-3 procedures. The report provided by the Investment Manager to the Registrant's Board of Directors prior to the April 21, 1999 meeting of the Board of Directors contained information regarding this transaction through which the Board could make the determination required by rule 19f-3 under the Investment
Company Act.